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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2003

GUCCI GROUP N.V.

Rembrandt Tower
Amstelplein 1
1096 HA Amsterdam
The Netherlands
(Exact name of registrant and address of principal executive offices)

        [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F     X        Form 40-F

        [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                 No     X

        [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

Enclosure: Proxy Statement dated June 13, 2003

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GUCCI GROUP N.V.
Date: 16 June 2003	By:	/s/ ROBERT S. SINGER
	Name:	Robert S. Singer
	Title:	Chief Financial Officer

Rembrandt Tower
Amstelplein No. 1
1096 HA Amsterdam
The Netherlands

June 13, 2003

Dear Shareholder:

You are cordially invited to attend the 2003 Annual General Meeting of Shareholders of Gucci Group N.V., which will be held at 11:00 a.m. on Wednesday, July 16, 2003, at the Amstel Intercontinental Hotel, Professor Tulpplein, No 1, 1018 GX Amsterdam, The Netherlands.

We have attached a notice of the Annual General Meeting, including the Agenda, and a Proxy Statement that contains information regarding the matters that will be considered at the meeting. We hope that you will attend. If you plan to do so, please complete and sign the enclosed attendance form and return it as specified thereon. We will then add your name to the admission list for the meeting.

If you are unable to attend, we would ask you to complete and sign the enclosed proxy card and return it in the envelope provided.

We look forward to seeing you at the meeting or to receiving your proxy card.

Sincerely,

Domenico De Sole,
President and Chief Executive Officer

Gucci Group NV, Rembrandt Tower, Amstelplein 1, 1096 HA Amsterdam, The Netherlands, tel 31-20-462 1700, fax 31-20-465 3569
Trade Register in Amsterdam 33223151 VAT number NL 800859261B01

NOTICE OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given of the Annual General Meeting of Shareholders (the "Annual Meeting") of Gucci Group N.V. (the "Company"), which will be held at 11:00 a.m. on Wednesday, July 16, 2003, at the Amstel Intercontinental Hotel, Professor Tulpplein, No 1, 1018 GX Amsterdam, The Netherlands.

        The Agenda for the Annual Meeting, containing proposals made by the Supervisory Board and the Management Board, shall be as follows:

  1.
  Call to Order and Opening by the Chairman of the Supervisory Board.

  2.
  Report of the Chief Executive Officer and Management Board on the course of the Company's business and the conduct of its affairs during, and the Dutch statutory accounts for, the fiscal year ended January 31, 2003 ("Fiscal 2002").

  3.
  Report of the Supervisory Board on the statutory accounts for Fiscal 2002.

  4.
  Statutory Accounts for Fiscal 2002:

  a.
  Proposal to adopt the statutory accounts for Fiscal 2002.

  b.
  Proposal to approve the management performed by the Management Board and the supervision performed by the Supervisory Board during Fiscal 2002, including discharge from liability in respect of their respective duties during Fiscal 2002.

  5.
  Proposal to set the number of members of the Supervisory Board at eight and to appoint eight persons as members of the Supervisory Board.

  6.
  Proposal to appoint three persons as members of the Management Board.

  7.
  Proposal to extend the authority of the Management Board to repurchase shares of the Company's share capital for a period of 18 months (until January 16, 2005).

  8.
  Proposal to amend the Articles of Association of the Company in order to return capital and authorization to effectuate such amendments.

  9.
  Proposal to retain PricewaterhouseCoopers as the Company's Auditor

  10.
  Proposal to approve the Company's countrywide Incentive Stock Option Plan and amend the Company's Incentive Stock Option Plans, including to increase by 1,250,000 common shares the number of common shares reserved for issuance thereunder.

  11.
  Questions.

  12.
  Adjournment.

        Copies of the statutory accounts for Fiscal 2002, the reports of the Supervisory Board and the Management Board, the lists of nominees for appointment to the Supervisory Board and the Management Board (including various details with respect to such members), the draft deeds of amendment of the Articles of Association and the information sent to the holders of registered shares can be obtained free of charge by shareholders and other persons entitled to attend the Annual Meeting at the offices of the Company at Rembrandt Tower, Amstelplein No. 1, 1096 HA Amsterdam, The Netherlands, at KAS BANK N.V., Spuistraat 172, 1012 VT Amsterdam, The Netherlands (department of corporate action), and at The Bank of New York, 101 Barclay Street, 22nd Floor West, New York, NY 10286, U.S.A. (offices of Mr. Vinu Kurian).

        Registered shareholders desiring to exercise voting rights in person are requested to complete and sign the enclosed attendance form or proxy card, and send it to The Bank of New York at the address listed thereon (and, in the case of the proxy card, in the envelope provided), such that the attendance form or proxy card will be received by The Bank of New York by no later than 3:00 p.m., New York time, on July 15, 2003. June 6, 2003, has been selected as the notional record date for the purpose of soliciting proxies from the registered holders of shares of New York registry, many of whom are expected to mark proxies in accordance with the instructions of beneficial owners of shares of New York registry as of that date. However, in accordance with Dutch law, only persons who are registered shareholders on the day of the Annual Meeting are entitled to vote, in person or by proxy, and registered shareholders may only vote shares held of record on the day of the Annual Meeting. Consequently, proxies will only be valid to the extent of shares held by registered shareholders on the day of the Annual Meeting, and voting instructions on any proxies given with respect to a greater number of shares will be followed in the same proportion as is indicated on the proxy card, but only with respect to the number of shares held of record on the day of the Annual Meeting.

June 13, 2003
The Management Board

ii

GUCCI GROUP N.V.
Rembrandt Tower
Amstelplein No. 1
1096 HA Amsterdam
The Netherlands

PROXY STATEMENT FOR THE
ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JULY 16, 2003

        This Proxy Statement and the accompanying Notice of the Annual General Meeting of Shareholders and Agenda are being mailed to shareholders of Gucci Group N.V. (the "Company" or "Gucci") on or about June 13, 2003, in connection with the solicitation by the Company of proxies for use at the Annual General Meeting of Shareholders of the Company to be held on July 16, 2003 at 11:00 a.m. at the Amstel Intercontinental Hotel, Professor Tulpplein, No 1, 1018 GX Amsterdam, The Netherlands, and at any adjournments thereof (the "Annual Meeting").

        The Company's 2002 Annual Report to Shareholders (the "Annual Report"), containing the Company's audited consolidated financial statements (and the statutory accounts) for the fiscal year ended January 31, 2003 ("Fiscal 2002") is enclosed herewith.

        In accordance with the Articles of Association of the Company and Dutch law, copies of the statutory accounts for Fiscal 2002, the reports of the Supervisory Board and the Management Board, the lists of nominees for appointment to the Supervisory Board and the Management Board, the draft deeds of amendment of the Articles of Association and the information sent to the holders of registered shares can be obtained free of charge by shareholders and other persons entitled to attend the Annual Meeting at the offices of the Company at Rembrandt Tower, Amstelplein No. 1, 1096 HA Amsterdam, The Netherlands, at KAS BANK N.V., Spuistraat 172, 1012 VT Amsterdam, The Netherlands (department of corporate clients), and at The Bank of New York, 101 Barclay Street, 22nd Floor West, New York, NY 10286, U.S.A. (offices of Mr. Vinu Kurian).

        The entire cost of soliciting proxies for the Annual Meeting will be borne by the Company, including expenses in connection with preparing and mailing proxy solicitation materials. The Company also will reimburse brokerage houses and other custodians, nominees and fiduciaries for reasonable expenses incurred in sending proxy solicitation materials to the beneficial owners of shares of New York registry.

        The Company is not subject to the proxy solicitation rules contained in Regulation 14A under the U.S. Securities Exchange Act of 1934.

        The Company will file shortly with the U.S. Securities and Exchange Commission an annual report on Form 20-F for Fiscal 2002. The Company will furnish without charge copies of the annual report on Form 20-F to any shareholder requesting a copy in writing.

PROCEDURES FOR ATTENDING THE ANNUAL MEETING
AND FOR VOTING IN PERSON OR BY PROXY

        In order to attend, address and vote at the Annual Meeting, registered shareholders are requested to advise the Company in writing, in accordance with the procedures stated in the Notice of Annual General Meeting of Shareholders, of their intention to attend the Annual Meeting. Under Dutch law, registered shareholders may exercise their shareholder rights only for those common shares registered in their name on the day of the Annual Meeting.

        All items set forth in the Agenda, including the proposals to be considered by the shareholders, were proposed by the Management Board and approved by the Supervisory Board.

        As of May 31, 2003, there were 99,245,160 voting shares outstanding. In addition, the Company held 3,470,898 shares in Treasury. The shares held by the Company will not be voted at the Annual Meeting. A shareholder may cast one vote per share at the Annual Meeting. No quorum requirement applies at the Annual Meeting. Proposals made by the Supervisory Board or the Management Board shall be validly adopted if approved by an absolute majority of the votes cast at the Annual Meeting.

        Shares cannot be voted at the Annual Meeting unless the registered shareholder is present in person or is represented by a written proxy. For those registered shareholders who are unable to attend the Annual Meeting in person, the enclosed proxy card naming The Bank of New York as proxyholder, with full power of substitution, is a means by which such registered shareholders may authorize the voting of their shares at the Annual Meeting. If the proxy in the enclosed form is duly executed and returned, all shares represented thereby in accordance with the procedure specified in the Notice of Annual General Meeting of Shareholders will be voted, and, where specification is made by the holder of shares on the form of proxy, will be voted by the proxyholders in accordance with such specification. If no specification is made in the proxy, the proxy will be voted by the proxyholders FOR items four, five (including FOR the appointment of Ms. Barbizet, Mr. Bellamy, Mr. Benedetti, Dr. Domeniconi, Mr. Marteau, Mr. Pinault, Mr. Vuursteen and Mr. Weinberg as members of the Supervisory Board), six (including FOR the appointment of Messrs. De Sole, Ford and Cooiman as members of the Management Board), seven, eight, nine and ten.

        In the event a registered shareholder wishes to use any other form of proxy, such proxy shall be voted in accordance with the specification given therein. Such shareholder is requested to notify the Company on or prior to July 15, 2003 of such shareholder's intention to attend the Annual Meeting and to exercise shareholder rights. The shares for which the proxy is given must be registered in the name of the shareholder on the date of the Annual Meeting. The proxyholder shall present the duly executed proxy to obtain admission to the Annual Meeting and exercise the shareholder rights represented by such proxy.

        Any person who has executed and delivered a proxy and who subsequently wishes to revoke such proxy may do so by delivering a subsequently dated proxy or by giving written notice of revocation, which in each case must be received by The Bank of New York (marked to the attention of: Mr. Vinu Kurian), 101 Barclay Street, 22nd Floor West, New York, NY 10286, U.S.A., on or before 3:00 p.m. (local New York time), on July 15, 2003.

AGENDA ITEM FOUR (A):

ADOPTION OF STATUTORY ACCOUNTS FOR FISCAL 2002

        The Dutch Civil Code requires the preparation of the Company's audited balance sheet as of the end of each fiscal year and its statement of income for such fiscal year, prepared in accordance with statutory accounting principles (the "statutory annual accounts"). Under Section 2:406 of the Dutch Civil Code, the statutory annual accounts consist of the annual accounts of the Company on a stand-alone basis and the consolidated accounts of the Company and all of its subsidiaries. Since the Company changed its reporting currency to Euros on February 1, 2002, the statutory accounts have also been prepared in Euros. It is proposed to adopt the statutory annual accounts for Fiscal 2002. Copies of the Company's statutory annual accounts, the report of the Management Board and the report of the Supervisory Board can be obtained free of charge by shareholders and other persons entitled to attend the Annual Meeting at the offices of the Company at Rembrandt Tower, Amstelplein No. 1, 1096 HA Amsterdam, The Netherlands, at the offices of KAS BANK N.V., Spuistraat 172, 1012 VT Amsterdam, The Netherlands (department of corporate clients) and at the offices of The Bank of New York, 101 Barclay Street, 22nd Floor West, New York, NY 10286, U.S.A. (offices of Mr. Vinu Kurian), from the date hereof until the close of the Annual Meeting.

        Pursuant to Article 35.2 of the Articles of Association of the Company, subject to adoption of the statutory annual accounts by the shareholders at the Annual Meeting, the Supervisory Board has declared a cash dividend from the profits earned in Fiscal 2002 of Euro 0.50 per share. If so approved, it is expected that shares will begin trading ex-dividend in both Amsterdam and New York on July 18, 2003, and the dividend will be paid shortly thereafter.

  The Supervisory and Management Boards Recommend A Vote FOR Item Four (A).

AGENDA ITEM FOUR (B):

APPROVAL OF THE MANAGEMENT AND SUPERVISION
PERFORMED BY THE MANAGEMENT BOARD AND THE
SUPERVISORY BOARD, INCLUDING DISCHARGE FROM
LIABILITY IN RESPECT OF THE EXERCISE OF THEIR
DUTIES DURING FISCAL 2002

        In accordance with previous years and in accordance with principles of corporate governance, the adoption of the statutory accounts for Fiscal 2002 (item four (A)) and the approval of the management performed by the Management Board and the supervision performed by the Supervisory Board are included on the agenda for the Annual Meeting as separate items. It is proposed to approve the management performed by the Management Board and the supervision performed by the Supervisory Board during Fiscal 2002 and to discharge the Management Board and the Supervisory Board from liability in respect of the exercise of their duties during Fiscal 2002. The discharge only applies to matters actually stated in the statutory annual accounts, or otherwise made public.

  The Supervisory and Management Boards Recommend A Vote FOR Item Four (B).

AGENDA ITEM FIVE:

PROPOSAL TO SET THE NUMBER OF
THE SUPERVISORY BOARD AT EIGHT,
TO APPOINT EIGHT MEMBERS

        Article 18.1 of the Articles of Association of the Company provides that the Supervisory Board shall consist of such number of members as the general meeting of shareholders may from time to time determine, with a minimum of three members. On May 24, 2003, the Supervisory Board approved a resolution setting the number of members of the Supervisory Board at eight for the time being.

        Article 18.1 of the Articles of Association of the Company further stipulates that Supervisory Directors are appointed by the general meeting of shareholders, upon the Supervisory Board having made a non-binding nomination for each vacancy. The Supervisory Directors are appointed for a 1 year term. Pursuant to Article 18.2, persons who are appointed to the Supervisory Board at the Annual Meeting will serve until they are replaced by a vote of shareholders.

        On May 24, 2003, the Supervisory Board approved a resolution making non-binding nominations of the following persons for appointment to the Supervisory Board:

        Patricia Barbizet    Ms. Barbizet is a member of the Supervisory Board. Ms. Barbizet is Chief Executive Officer of Artemis S.A. In addition, Ms. Barbizet is chairman of the supervisory board of Pinault Printemps Redoute ("PPR"). Ms. Barbizet is also a member of the boards of several operating companies affiliated with Artemis S.A. and PPR, respectively. She is 48 years of age.

        Adrian D. P. Bellamy    Mr. Bellamy is a member of the Supervisory Board and serves as its Chairman and as a member of its Remuneration Committee and its Audit Committee. Mr. Bellamy is

Executive Chairman of The Body Shop International PLC, Chairman of Reckitt Beckinser plc, a director of The GAP, Inc., Williams-Sonoma, Inc., and The Robert Mondavi Corporation. Mr. Bellamy was Chairman and Chief Executive Officer of DFS Group Limited, a specialty retailer. He is 61 years of age.

        Aureliano Benedetti    Mr. Benedetti is a member of the Supervisory Board and serves as a member of its Audit Committee. Mr. Benedetti currently serves as the Chairman of the board of directors of Cassa di Risparmio di Firenze SpA, Centro Vita Assicurazioni SpA, Eptaconsors SpA. In addition, Mr. Benedetti is Vice Chairman of the Board of Directors and the Executive Committee of A.B.I. (Italian Banking Association). He also serves as a member of the Board of directors of several industrial and financial companies. He is 67 years of age.

        Reto F. Domeniconi    Dr. Domeniconi is a member of the Supervisory Board. He has been a director of Nestle S.A. from 1996, when he stepped down as Executive Vice President in charge of Finance, Control and Administration (a position he had held since 1985) until 2001. Dr. Domeniconi is also a member of the boards of directors of several international industrial and financial companies. He is 67 years of age.

        Patrice Marteau    Mr. Marteau is a member of the Supervisory Board. Mr. Marteau has been Corporate Secretary and Chief Financial Officer of PPR since 1995, when he stepped down as Corporate Secretary and Chief Financial Officer of FNAC, a PPR subsidiary. Prior to joining the PPR group, Mr. Marteau, among other things, served as Executive Vice President, Asia Pacific Region, responsible for the development and management of operating units, and as Corporate Controller with Danone. Prior to joining Danone in 1984, he held several financial accounting positions with Pechiney. He is 55 years of age.

        François Henri Pinault    Mr. Pinault is a member of the Supervisory Board. Mr. Pinault is General Partner and Manager of Financière Pinault (parent of Artemis S.A.). In addition, Mr. Pinault is Managing Director of Artemis S.A. and a member of the Supervisory Board of PPR. He is also a member of the Board of several operating companies affiliated with Artemis S.A. and PPR. He is 40 years of age.

        Karel Vuursteen    Mr. Vuursteen is a member of the Supervisory Board, Chairman of its Audit Committee, and a member of its Remuneration Committee. Mr. Vuursteen has been Chief Executive Officer of Heineken N.V. He also serves as a director of AB Electrolux, Randstad Holding N.V., Ahold N.V., Akzo Nobel N.V. and ING Group N.V. In addition, Mr. Vuursteen is Vice Chairman of the supervisory board of Nyenrode University. Prior to joining Heineken in 1991, Mr. Vuursteen served as Chief Executive Officer of Philips Lighting Company, North America, a subsidiary of Philips Electronics N.V. He is 61 years of age.

        Serge Weinberg    Mr. Weinberg is a member of the Supervisory Board and serves as a member of its Remuneration Committee. Mr. Weinberg is Chief Executive Officer and Chairman of the Management Board of PPR since 1995. Between 1990 and 1995, he served as Chief Executive Officer of Compagnie Française de l'Afrique Occidentale, a major trading company which later merged with the Pinault group, and, subsequently, Rexel. Prior to joining the PPR group in 1990, Mr. Weinberg served as President and CEO of Havas Tourisme and as Executive Director and member of the Board of Pallas Finance. Mr. Weinberg is also a member of the Board of several operating companies affiliated with PPR and a member of AFEP (Association Française des Entreprises Privées). He is 52 years of age.

        It is proposed that the members of the Supervisory Board be set at eight for the time being and that Ms. Barbizet, Mr. Bellamy, Mr. Benedetti, Dr. Domeniconi, Mr. Marteau, Mr. Pinault, Mr. Vuursteen and Mr. Weinberg be appointed members of the Supervisory Board.

        The Articles of Association of the Company include provisions that require the Company to indemnify a member of the Supervisory Board against certain liabilities incurred for actions taken by a member in his capacity as such. In addition, the Company has obtained insurance coverage for the benefit of the members of the Supervisory Board for certain of such liabilities.

        The list of nominees can be obtained free of charge by shareholders and other persons entitled to attend the Annual Meeting at the offices of the Company at Rembrandt Tower, Amstelplein No.1, 1096 HA Amsterdam, The Netherlands, at KAS BANK N.V., Spuistraat 172, 1012 VT Amsterdam, The Netherlands (department of corporate actions), and at The Bank of New York, 101 Barclay Street, 22nd Floor West, New York, NY 10286, U.S.A. (offices of Mr. Vinu Kurian) from the date hereof until the close of the Annual Meeting.

        The Supervisory and Management Boards Recommend a Vote FOR Item Five, Including The Appointment of Ms. Barbizet, Mr. Bellamy, Mr. Benedetti, Dr. Domeniconi, Mr. Marteau, Mr. Pinault, Mr. Vuursteen and Mr. Weinberg As Members Of The Supervisory Board.

AGENDA ITEM SIX:

APPOINTMENT OF THREE PERSONS AS
MEMBERS OF THE MANAGEMENT BOARD

        Article 11.1 of the Articles of Association of the Company provides that the Management Board shall consist of such number of members as may be determined by the Supervisory Board. On May 24, 2003, the Supervisory Board approved a resolution setting the number of members of the Management Board at three for the time being.

        Article 11.2 stipulates that members of the Management Board are appointed by the general meeting of shareholders upon the Supervisory Board having made non-binding nominations for each vacancy. Management Directors are appointed for a 1 year term. Pursuant to Article 11.1, persons who are appointed Managing Directors at the Annual Meeting will serve until they are replaced by vote of the shareholders.

        On May 24, 2003, the Supervisory Board set the number of members of the Management Board at three for the time being and approved a resolution making non-binding nominations of Messrs. De Sole, Ford and Cooiman, the incumbent members of the Management Board.

        Domenico De Sole    Mr. De Sole is currently the Chairman of the Management Board and the President and Chief Executive Officer of the Company. He was appointed President and Chief Executive Officer in July 1995. He also serves as a member of the Board of Directors of certain of the Company's operating subsidiaries. From October 1994 until his appointment as Chief Executive Officer, Mr. De Sole was the Chief Operating Officer of Gucci. From 1984 to 1994, Mr. De Sole was President and Chief Executive Officer of Gucci America, Inc., Gucci's largest retail subsidiary. He is 60 years of age.

        Thomas Ford    Mr. Ford is the Creative Director of the Gucci Group and the Chief Designer for the Gucci and Yves Saint Laurent brands. Mr. Ford began his career with the Company in 1990 as Gucci's chief women's ready-to-wear designer, before becoming Design Director. Mr. Ford was the Design Director of Perry Ellis Women's America Division from 1988 to 1990 and Senior Designer of Cathy Hardwick from 1986 to 1988. He is 41 years of age.

        Aart Cooiman    Mr. Cooiman has been an executive of "Staten" Trust en Administratiekantoor B.V. since 1976. He is 60 years of age.

        It is proposed that Messrs. De Sole, Ford and Cooiman be appointed members of the Management Board as follows:

Domenico De Sole	Chairman
Tom Ford	Vice Chairman
Aart Cooiman	Member

        The Supervisory and Management Boards Recommend A Vote FOR Item Six, Including The Appointment of Messrs. De Sole, Ford and Cooiman As Members Of The Management Board.

AGENDA ITEM SEVEN:

EXTENSION OF AUTHORITY FOR
MANAGEMENT BOARD TO REPURCHASE
COMMON SHARES UNTIL JANUARY 16, 2005

        Under Dutch law and Article 4.1 of the Articles of Association of the Company, the Company and its subsidiaries may, subject to certain Dutch statutory provisions, repurchase up to one-tenth of the Company's issued share capital. Any such purchases are subject to the approval of the Supervisory Board and the authorization of the general meeting of shareholders of the Company, which authorization may not continue for more than 18 months. Prior to the initial public offering of the Company's common shares in October 1995, the general meeting of shareholders authorized the Management Board to repurchase up to 10% of the outstanding share capital of the Company for 18 months from September 26, 1995. Such 18-month period has been extended by each subsequent general meeting of shareholders, most recently the 2002 general meeting which extended the authority to January 15, 2004.

        It is proposed to extend the authorization previously granted by the shareholders to the Management Board to repurchase up to 10% of the outstanding share capital of the Company for an additional 18-month period from the date of the Annual Meeting, expiring on January 16, 2005.

  The Supervisory and Management Boards Recommend A Vote FOR Item Seven.

AGENDA ITEM EIGHT:

RETURN OF CAPITAL
BY WAY OF AMENDMENT TO THE ARTICLES OF ASSOCIATION AND GRANT AUTHORIZATION TO EFFECTUATE SUCH AMENDMENTS

        On March 19, 1999, the Company and Pinault Printemps Redoute ("PPR") entered into a Strategic Investment Agreement ("SIA"), under which PPR invested approximately $2.9 billion in the Company in exchange for approximately 40% of the Company's stock. The Company pursued an investment plan acquiring Sanofi Beaute S.A., Yves Saint Laurent Parfums S.A., Sergio Rossi S.A., Bottega Veneta S.p.A., Boucheron S.A., Balenciaga S.A., Bedat S.A., an interest in Stella McCartney Limited and Autumnpaper Limited (Alexander McQueen) for an investment of approximately $1.6 billion.

        On September 10, 2001, the Company entered into a settlement of the uninvited bid of LVMH- Moët Henessy Louis Vuitton ("LVMH") to acquire control of the Company. At the same time, the Company and PPR entered into a Revised and Restated Strategic Investment Agreement ("RSIA"). Pursuant to both Agreements, a payment above the level of ordinary dividends may not be declared without approval of a majority of the Independent Directors.

        The Supervisory Board and the Independent Directors noted that the Company is deeply involved in development of newly acquired brands and does not currently anticipate additional significant acquisitions. The Board and the Independent Directors further noted that the Company has surplus cash, which is invested in low risk, low return financial instruments and is therefore earning yields substantially below the requirements of investors in the luxury sector. The Board, including the Independent Directors, believe that a return of capital will create a more efficient capital structure and that an early return of capital is in the interests of shareholders. The Board, including the Independent Directors, further determined that a return of Euro 13.50 per share would leave the Company with a very strong balance sheet, with gross cash and cash equivalents well above Euro 1 billion and, based on current business plans, would result in net debt approaching zero by year end, 2003.

        In order to effectuate this return of capital, the Supervisory Board has recommended that the shareholders resolve to increase the nominal value of the shares of the Company from Euro 1.02 to Euro 14.52 and, thereafter, reduce the nominal value of the shares to Euro 1.02, returning the difference between the increased nominal value of Euro 14.52 and the ultimate nominal value of Euro 1.02 to shareholders as a return of capital.

        The Shareholders will be asked to authorize any and all lawyers and paralegals practising with the law firm of De Brauw Blackstone Westbroek N.V., the Company's Dutch corporate counsel, to apply for the required ministerial declarations of no-objection to the draft deeds of amendment of the Articles of Association, to amend such drafts as may appear necessary to obtain the declarations of no-objection, as well as to execute the notarial deeds of amendment to the Articles of Association.

        Following an affirmative vote of Shareholders and in compliance with Dutch statutory procedures, the Company expects to pay Euro 13.50 per share on the Euronext Amsterdam shares on October 2, 2003 and on the New York Stock Exchange (NYSE) shares promptly thereafter. The Euronext Amsterdam shares and NYSE shares both will commence trading ex-payment on September 26, 2003. The record date for the NYSE shares will be September 30, 2003. The return of capital to holders of NYSE shares will be converted from Euro to US Dollars at the US Dollar reference exchange rate against the Euro, posted by the European Central Bank shortly after 2.15pm (CET) on October 2, 2003.

        Article 2.4 of the RSIA requires that PPR make a cash public offer for all Gucci Group N.V. shares at a "put price" of US$ 101.50 from March 22 to April 30, 2004. In accordance with Article 2.6 of the RSIA, the Independent Directors determined that the put price will be reduced by the per share US dollar equivalent of Euro 13.50, adjusted for the time value of money between the date of payment on the Euronext Amsterdam shares, October 2, 2003, and the final day of the public offer period, April 30, 2004. The per share US dollar equivalent of Euro 13.50 will be determined by the US Dollar reference exchange rate against the Euro, posted by the European Central Bank shortly after 2.15pm (CET) on October 2, 2003. The time value of money will be set at 3-month US Dollar LIBOR fixed on October 2, 2003, increased by 100 basis points.

  The Supervisory and Management Boards Recommend A Vote FOR Item Eight.

AGENDA ITEM NINE:

RETENTION OF PRICEWATERHOUSECOPPERS AS THE COMPANY'S AUDITOR

        PricewaterhouseCoopers has served as the Auditor for the Company since the Initial Public Offer in 1995. In its report on Corporate Governance the NYSE stated:

        The audit committee should . . . consider whether, in order to assure continuing auditor independence, there should be regular rotation of the . . . audit firm itself. We do not mandate periodic rotation of auditors because we believe that mandatory rotation may undercut the effectiveness of the independent auditor and the quality of the audit. The transitions between auditors would disrupt the audit process, deprive auditors of "institutional memory," and make the new auditors more dependent on management for information. The audit committee should make its own decision as to whether the company is obtaining high-quality audits and whether rotation of the auditor would be helpful for the particular company.

        The Audit Committee has considered the matter and recommended to the full Supervisory Board, which has approved the recommendation, that PricewaterhouseCoopers be retained as the Company's auditor.

  The Supervisory and Management Boards Recommend A Vote FOR Item Nine.

AGENDA ITEM TEN:

AMENDMENT TO THE COMPANY'S
INCENTIVE STOCK OPTION PLANS AND ADOPTION OF COUNTRYWIDE PLANS

        The Company's Incentive Stock Option Plan consists of several substantially similar plans adopted by the Company and certain of its subsidiaries (collectively, the "Incentive Plan"). The purpose of the Incentive Plan is to enable the Company and its subsidiaries to attract, retain and motivate officers, directors and employees by awarding options to purchase common shares or by awarding stock appreciation rights. The Incentive Plan is administered by a committee of the Supervisory Board. The committee has the authority, among other things, to grant options and to determine the terms and conditions of the options, including the vesting schedule and terms of forfeiture or termination of options, subject to such limitations, if any, as may be included in the Incentive Plan or under applicable law. The committee considers recommendations made by the Chief Executive Officer. The exercise price for options is payable in cash. The options may or may not meet the criteria necessary to qualify for beneficial tax treatment to the optionees under applicable tax laws, including incentive stock option treatment under Section 422 of the U.S. Internal Revenue Code of 1986, and the committee may determine whether to issue options that do or do not satisfy such criteria. The tax consequences of the grant and exercise of options for the Company and its subsidiaries, on the one hand, and for the holders of options, on the other hand, differ from country to country. The Incentive Plan may be amended, suspended or terminated by the Supervisory Board (or the board of directors of the relevant subsidiary of the Company), provided that no amendment may alter or impair the rights of the holder of any option without such holder's consent. The approval of the general meeting of shareholders is not required for the amendment, suspension or termination of the Incentive Plan, except as expressly otherwise provided in the amendments described below. The Incentive Plan terminates on September 26, 2005 and no further options may be granted thereafter, subject to possible extension of the term of the Incentive Plan by the Supervisory Board. Termination of the Incentive Plan shall not affect options granted prior to the termination date and shall not affect the rights of the holders of such options. The rules of the Incentive Plan in certain countries, including France, may differ in certain respects.

        Subject to the approval by the shareholders at the Annual Meeting, the Incentive Plan has been amended to increase the number of common shares reserved for issuance under the Incentive Plan and to make certain technical changes. When originally adopted in September 1995, the Incentive Plan provided for the reservation of a total of 2,514,444 common shares for issuance. At subsequent annual general meetings, the shareholders approved amendments of the Incentive Plan to provide for the reservation of additional common shares, increasing the total number of common shares reserved under the Incentive Plan to 17,264,444.

        At various times up to June 1, 2003, the Company granted options under the Incentive Plan to over 1000 employees to purchase an aggregate of 16,964,207 common shares (net of cancellation) at exercise prices ranging from U.S.$15.00 per share to U.S.$128.00 per share.

        As of June 1, 2003, by reason of options granted and options cancelled through such date, the Company only had the capacity to grant further options with respect to 300,237 common shares. In order to give the Supervisory Board the flexibility to provide additional equity-based financial incentives and compensation to existing and future officers, directors and employees, particularly in light of the Company's previously announced acquisition program, it is proposed that the Incentive Plan be amended to provide for the reservation of a further 1,250,000 common shares.

        Subject to approval by the shareholders at the Annual Meeting, on December 17, 2002, the Company adopted countrywide stock option plans in replacement of individual company by company plans. The Company has too many subsidiaries for it practically to prepare a plan for each one. However, due to local law considerations, plans must vary in minor ways from country to country. The Board therefore adopted single countrywide plans for all subsidiaries in countries having multiple subsidiaries.

        Copies of the Incentive Plans appear as exhibits to a Registration Statement on Form S-8 that has been filed with the U.S. Securities and Exchange Commission (the "Commission"). The Company will provide copies of the Incentive Plans (as proposed to be amended) and of the Registration Statement on Form S-8 without charge to any shareholder requesting a copy in writing. In addition, the Registration Statement on Form S-8, including copies of the Incentive Plans and any other exhibits thereto, as well as other information regarding the Company, may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1300, Washington, D.C. 20549. In addition, such material and other information concerning the Company can be inspected and copied at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

  The Supervisory and Management Boards Recommend A Vote FOR Item Ten.

        Please sign, date and return the accompanying attendance form or proxy card at your first convenience.

The Management Board

         Domenico De Sole,
Chairman of the Management Board

June 13, 2003

ATTENDANCE FORM

                      TO:
                      The Bank of New York.
                      101 Barclay Street,
                      22nd Floor West,
                      New York, NY 10286,
                      U.S.A.
                      (offices of Mr. Vinu Kurian)
                      Facsimile: 001 212 571-3050

GUCCI GROUP N.V.

Annual General Meeting of Shareholders

July 16, 2003

        The undersigned, holder of                        registered (Type II) shares (with share certificate numbers            through                        ) of Gucci Group N.V. (the "Company"), hereby notifies the Company that he/she/it wishes to attend and to exercise his/her/its shareholder rights at the Annual General Meeting of Shareholders of the Company to be held at the Amstel Intercontinental Hotel, Professor Tulpplein, No 1, 1018 GX Amsterdam, The Netherlands on Wednesday July 16, 2003, at 11:00 a.m., or any adjournment or adjournments thereof, and requests that the Company add his/her/its name to the admission list for the Annual General Meeting.

        The undersigned registered shareholder realizes that he/she/it can only exercise his/her/its shareholder rights for the shares registered in his/her/its name on the day of the Annual General Meeting of Shareholders.

        In witness whereof the undersigned has duly executed this form/causes this form to be duly executed by its authorized officers at                        this                         day of                         2003.

(Signature of registered shareholder)

(Signature of registered shareholder)

(Print full name of registered shareholder)

        If the shares are held jointly, each registered holder must sign. Notification should be received no later than 3:00 p.m. (New York time) on July 15, 2003 at the office of The Bank of New York.

GUCCI GROUP N.V.
Proxy Appointment and Voting Instruction Card
(Must be presented at the meeting or received by mail prior to 3:00 p.m. on July 15, 2003)

        The undersigned registered holder of Common Shares of New York Registry, €1.02 nominal value each, of Gucci Group N.V., hereby appoints The Bank of New York, through its agents and with full power of substitution and resubstitution, or                        , as a proxy of the undersigned to attend and address the Annual General Meeting of Shareholders of Gucci Group N.V. to be held in Amsterdam, The Netherlands, on July 16, 2003 and, in general, to exercise all rights the undersigned could exercise in respect of such Common Shares if personally present there at upon all matters which may properly come before such Meeting and every adjournment thereof, and instructs such proxy to endeavor, in so far as practicable, to vote or cause to be voted the Common Shares of Gucci Group N.V of New York Registry registered in the name of the undersigned on the books of the New York Transfer Agent and Registrar as of the close of business on June 6, 2003 at such Meeting in respect of the resolutions specified on the reverse side hereof.

NOTE:
Please direct your proxy how it is to vote by placing an X in the appropriate box opposite the resolutions specified on the reverse side hereof. If no direction is given, the proxy will be voted in accordance with the recommendations of the Management Board. If you do not fill in the blank provided above, then you will have appointed The Bank of New York, as Registrar, as your proxy.

GUCCI GROUP N.V. P.O. BOX 11478 NEW YORK, N.Y. 10203-0478
To change your address, please mark this box.	☐
To include any comments, please mark this box.	☐

Please complete and date this proxy on the reverse side and return it promptly in the accompanying envelope.

1.
Call to Order and Opening by the Chairman of the Supervisory Board.

2.
Report of the Chief Executive Officer and Management Board on the course of the Company's business and the conduct of its affairs during, and the Dutch statutory accounts for, the fiscal year ended January 31, 2003 ("Fiscal 2002").

3.
Report of the Supervisory Board on the statutory accounts for Fiscal 2002.

4.
Statutory Accounts for Fiscal 2002:

a.
Proposal to adopt the statutory accounts for Fiscal 2002.

b.
Proposal to approve the management performed by the Management Board and the supervision performed by the Supervisory Board during Fiscal 2002, including discharge from liability in respect of their respective duties during Fiscal 2002.

5.
Proposal to set the number of members of the Supervisory Board at eight and to appoint eight persons as members of the Supervisory Board.

6.
Proposal to appoint three persons as members of the Management Board.

7.
Proposal to extend the authority of the Management Board to repurchase shares of the Company's share capital for a period of 18 months (until January 16, 2005).

8.
Proposal to amend the Articles of Association of the Company in order to return capital and authorization to effectuate such amendments.

9.
Proposal to retain PricewaterhouseCoopers as the Company's Auditor.

10.
Proposal to approve the Company's Countrywide Incentive Stock Option Plan and amend the Company's Incentive Stock Option Plans, including to increase by 1,250,000 common shares the number of common shares reserved for issuance thereunder.

11.
Questions.

12.
Adjournment.

- DETACH PROXY CARD HERE -

☐	Mark, Sign, Date and Return the Proxy Card Promptly Using the Enclosed Envelope.	☒ Votes must be indicated (x) in Black or Blue ink.
	FOR	AGAINST		FOR	AGAINST		FOR	AGAINST
1.			5.	☐	☐	10.	☐	☐
2.			6.	☐	☐	11.
3.			7.	☐	☐	12.
4a.	☐	☐	8.	☐	☐
4b.	☐	☐	9.	☐	☐

SCAN LINE

The Voting Instruction must be signed by the person in whose name the relevant Receipt is registered on the books of the Depositary. In the case of a Corporation, the Voting Instruction must be executed by a duly authorized Officer or Attorney.
Date	Share Owner sign here	Co-Owner sign here

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SIGNATURES
NOTICE OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
GUCCI GROUP N.V. Rembrandt Tower Amstelplein No. 1 1096 HA Amsterdam The Netherlands
PROXY STATEMENT FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON JULY 16, 2003
PROCEDURES FOR ATTENDING THE ANNUAL MEETING AND FOR VOTING IN PERSON OR BY PROXY
AGENDA ITEM FOUR (A): ADOPTION OF STATUTORY ACCOUNTS FOR FISCAL 2002
AGENDA ITEM FOUR (B): APPROVAL OF THE MANAGEMENT AND SUPERVISION PERFORMED BY THE MANAGEMENT BOARD AND THE SUPERVISORY BOARD, INCLUDING DISCHARGE FROM LIABILITY IN RESPECT OF THE EXERCISE OF THEIR DUTIES DURING FISCAL 2002
AGENDA ITEM FIVE: PROPOSAL TO SET THE NUMBER OF THE SUPERVISORY BOARD AT EIGHT, TO APPOINT EIGHT MEMBERS
AGENDA ITEM SIX: APPOINTMENT OF THREE PERSONS AS MEMBERS OF THE MANAGEMENT BOARD
AGENDA ITEM SEVEN: EXTENSION OF AUTHORITY FOR MANAGEMENT BOARD TO REPURCHASE COMMON SHARES UNTIL JANUARY 16, 2005
AGENDA ITEM EIGHT: RETURN OF CAPITAL BY WAY OF AMENDMENT TO THE ARTICLES OF ASSOCIATION AND GRANT AUTHORIZATION TO EFFECTUATE SUCH AMENDMENTS
AGENDA ITEM NINE: RETENTION OF PRICEWATERHOUSECOPPERS AS THE COMPANY'S AUDITOR
AGENDA ITEM TEN: AMENDMENT TO THE COMPANY'S INCENTIVE STOCK OPTION PLANS AND ADOPTION OF COUNTRYWIDE PLANS
GUCCI GROUP N.V. Annual General Meeting of Shareholders July 16, 2003